Amendment No. 3 to pricing supplements
Nos. 304, 341, 342, 343 and 344 dated July 31, 2015
(as amended by amendment No. 1 dated November 30, 2015
and amendment No. 2 dated January 4, 2016)
*To prospectus supplement dated July 31, 2015 and
prospectus dated July 31, 2015*

Registration Statement No. 333-206013
Dated March 15, 2016; Rule 424(b)(3)



Deutsche Bank AG, London Branch

DB Gold Double Short Exchange Traded Notes due February 15, 2038
DB Gold Double Long Exchange Traded Notes due February 15, 2038
DB Gold Short Exchange Traded Notes due February 15, 2038

DB Agriculture Double Short Exchange Traded Notes due April 1, 2038
DB Agriculture Double Long Exchange Traded Notes due April 1, 2038
DB Agriculture Short Exchange Traded Notes due April 1, 2038
DB Agriculture Long Exchange Traded Notes due April 1, 2038

DB Commodity Double Short Exchange Traded Notes due April 1, 2038
DB Commodity Double Long Exchange Traded Notes due April 1, 2038
DB Commodity Short Exchange Traded Notes due April 1, 2038
DB Commodity Long Exchange Traded Notes due April 1, 2038

DB Base Metals Double Short Exchange Traded Notes due June 1, 2038
DB Base Metals Double Long Exchange Traded Notes due June 1, 2038
DB Base Metals Short Exchange Traded Notes due June 1, 2038
DB Base Metals Long Exchange Traded Notes due June 1, 2038

DB Crude Oil Double Short Exchange Traded Notes due June 1, 2038
DB Crude Oil Short Exchange Traded Notes due June 1, 2038
DB Crude Oil Long Exchange Traded Notes due June 1, 2038

This amendment No. 3 amends the original pricing supplements dated July 31, 2015 of the eighteen Exchange Traded Notes set forth above, each as amended by amendment No. 1 dated November 30, 2015 and amendment No. 2 dated January 4, 2016. We refer to the above eighteen Exchange Traded Notes as the "**securities**" in this amendment No. 3. Other than the specific amendments described below, the terms of the securities are as described in the relevant original pricing supplement for each security, each as amended by amendment No. 1 dated November 30, 2015 and amendment No. 2 dated January 4, 2016.

Repurchase at Your Option

Subject to the requirements described in the relevant original pricing supplement (other than as hereby amended), you have the right to require Deutsche Bank to repurchase your securities for an amount in cash equal to the "repurchase value" on the applicable valuation date. After the close of trading on March 15, 2016 (the "**Effective Date**"), the minimum number of securities you must irrevocably offer in order to effect a repurchase by Deutsche Bank at your option and the minimum number of securities in excess thereof will remain the same as set forth in the relevant original pricing supplement, except that, on the 15th calendar day of each month (or, if such 15th calendar day is not a trading day, the trading day immediately thereafter) you may offer a minimum of 100 securities (or an integral multiple of 100 securities in excess thereof) to Deutsche Bank for repurchase. We refer to the minimum number of securities you may offer to Deutsche Bank for repurchase as the "**Minimum Repurchase Amount**" and the minimum number of securities in excess thereof as the "**Minimum Increment**." At any time, however, we will have the sole discretion to reduce the then-current Minimum Repurchase Amount and the Minimum Increment for any period of time. Any such reduction will be applied on a consistent basis for all holders of the securities at the time the reduction becomes effective. As a result of this modification, the "Specific Terms of the Securities — Repurchase at Your Option" and "— Repurchase Procedures" in the relevant original pricing supplement and the "Form of Offer for Repurchase" and the "Broker's Confirmation of Repurchase" in Annex A to the relevant original pricing supplement will be deemed to be amended to reflect the reduced Minimum Repurchase Amount and Minimum Increment pursuant to this amendment No. 3, as well as any announced further reduction of the Minimum Repurchase Amount and the Minimum Increment. After the Effective Date, if less than 100 securities of an offering are outstanding, you will not be able to avail yourself of the repurchase option.

As disclosed in the original pricing supplements, the market value of the securities may be influenced by, among other things, supply and demand for the securities. It is possible that any reduction of the Minimum Repurchase Amount and the Minimum Increment may materially influence the market value and the liquidity of the securities.

Investing in the securities involves a number of risks. See "Risk Factors" in the original pricing supplements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this amendment No. 3 to the original pricing supplements, amendment No. 2 to the original pricing supplements, amendment No. 1 to the original pricing supplements, the relevant original pricing supplement or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

The agent for the offerings, Deutsche Bank Securities Inc., is our affiliate. Please see "Supplemental Plan of Distribution (Conflicts of Interest)" in the relevant original pricing supplement for more information.

The securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency or instrumentality.

Deutsche Bank Securities

March 15, 2016

We describe each security in the relevant original pricing supplement (as amended by amendment No. 1 and amendment No. 2), prospectus supplement and prospectus filed with the Securities and Exchange Commission, or SEC. You may access the amendment No. 1, the amendment No. 2, the relevant original pricing supplement and the related prospectus supplement and prospectus on the SEC website:

- Amendment No. 2 dated January 4, 2016:

  https://www.sec.gov/Archives/edgar/data/1159508/000095010316009889/dp62227_424b3-etna2.htm

- Amendment No. 1 dated November 30, 2015:

  http://www.sec.gov/Archives/edgar/data/1159508/000095010315009187/dp61525_424b3-etn1.htm

- Original pricing supplement No. 304 dated July 31, 2015:

  http://www.sec.gov/Archives/edgar/data/1159508/000095010315006066/dp58019_424b3-6.htm

- Original pricing supplement No. 341 dated July 31, 2015:

  http://www.sec.gov/Archives/edgar/data/1159508/000095010315006065/crt_dp58011-424b3.pdf

- Original pricing supplement No. 342 dated July 31, 2015:

  http://www.sec.gov/Archives/edgar/data/1159508/000095010315006063/crt_dp58018-424b3.pdf

- Original pricing supplement No. 343 dated July 31, 2015:

  http://www.sec.gov/Archives/edgar/data/1159508/000095010315006067/crt_dp58020-424b3.pdf

- Original pricing supplement No. 344 dated July 31, 2015:

  http://www.sec.gov/Archives/edgar/data/1159508/000095010315006072/crt_dp58021-424b3.pdf

- Prospectus supplement dated July 31, 2015:

  http://www.sec.gov/Archives/edgar/data/1159508/000095010315006048/crt-dp58161_424b2.pdf

- Prospectus dated July 31, 2015:

  http://www.sec.gov/Archives/edgar/data/1159508/000119312515273165/d40464d424b2.htm

Terms used but not defined herein have the meanings given to such terms in the relevant original pricing supplement.